WILLIAM LYON HOMES

4490 VON KARMAN

NEWPORT BEACH, CA 92660

February 22, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jessica Dickerson, Esq.

Re:	William Lyon Homes, Inc.

Ladies and Gentlemen:

Reference is made to (i) the application for qualification on Form T-3 filed by William Lyon Homes, Inc. (the “obligor”) on November 17, 2011, as amended by T-3A filings made on December 7, 2011 and on February 22, 2012 and (ii) your letter of November 23, 2011. Pursuant to Rule 7a-9 under Section 307 of the Trust Indenture Acts Rules, the obligor hereby requests acceleration of the effectiveness of qualification of the indenture to February 24, 2012 at 10:00 a.m. Washington, D.C. time or as soon thereafter as practicable. As requested in your letter, the obligor acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WILLIAM LYON HOMES

Division of Corporation Finance

February 22, 2012

If you have any questions regarding this request, please do not hesitate to call the undersigned at (949) 476-5444 or Meredith Jackson at (310) 203-7953.

Yours sincerely,

WILLIAM LYON HOMES, INC.

By:	/s/ Matthew R. Zaist
Matthew R. Zaist
Executive Vice President

MRZ:mew

cc:	Meredith Jackson, Esq.